April 9, 2012

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Perry J. Hindin, Special Counsel

Re: Greektown Superholdings, Inc.

Preliminary Consent Statement on Schedule 14A

Filed on March 30, 2012

File No. 0-53921

Dear Mr. Hindin:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 6, 2012 (the “Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by Greektown Superholdings, Inc. (the “Company”) with the Commission on March 30, 2012.

For your convenience, our responses follow each of your comments, which are reproduced below in bold and italics.

1. Please update the Company’s proxy statement to reflect that that Brigade has amended its proxy statement to only include one nominee.

We acknowledge the Staff’s comment and have filed an amendment to the Preliminary Proxy Statement (the “Amended Preliminary Proxy”) to reflect that Brigade has amended its proxy statement to only include one nominee.

2. Please file the form of proxy card. Refer to Exchange Act Rule 14a-6(a). Please also revise the proxy statement and the card to clearly mark as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

We acknowledge the Staff’s comment and have filed the form of proxy card in the Amended Preliminary Proxy. We have revised page 1 of the Amended Preliminary Proxy to state “Preliminary Copies – Filed Pursuant to Rule 14a-6(a)” and included such statement in the form of proxy card.

3. Please confirm that the Company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

We confirm that the Company will post its proxy materials to its website and have provided notice that the materials are available and an explanation of how to access those materials on the page preceding page 1 of the Amended Preliminary Proxy.

Manner and Cost of Proxy Solicitation, page 26

4. Disclosure indicates that the Company may solicit proxies by mail, in person, by telephone or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Election of Directors, page 8

5. We note disclosure in the second paragraph on page 8 that if at the time of the election any of the Board’s nominees should become unwilling or unable to serve as a director, it is intended that the proxies voted for the election of such director will be voted for the election, in such nominee’s place, of a substitute nominee recommended by the Board. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Company confirms that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Additionally, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Glen Tomaszewski
Name:	Glen Tomaszewski
Title:	Senior Vice President and Chief Financial Officer

cc.	Mr. Richard Goldberg Dechert LLP
Tel. 212-649-8740
richard.goldberg@dechert.com

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